Direct Line: (212) 859-8272
Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

October 24, 2013

VIA EDGAR AND COURIER

Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 22, 2013
File No. 333-190052

Dear Mr. McTiernan:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the oral comment of the staff of the Division of Corporation Finance (the “Staff”) conveyed by telephone on October 23, 2013 with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 (as amended, the “Registration Statement”).

In response to the Staff’s oral comment, the Registrants advise the Staff that they will remove the disclosure on page 13 of the Registration Statement, under the heading “Expected Consolidated Dividends,” and that they will replace the disclosure on page 58 of the Registration Statement, under the heading “Expected Consolidated Dividends,” with the disclosure attached hereto as Exhibit A.

Securities and Exchange Commission
October 24, 2013

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Jerard Gibson (Securities and Exchange Commission)

Shannon Sobotka (Securities and Exchange Commission)

Bob Telewicz (Securities and Exchange Commission)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)

EXHIBIT A

Expected Distributions

We intend to make a pro rata distribution with respect to the period commencing upon completion of this offering and ending on December 31, 2013, based on a distribution of $0.15 per Share for a full quarter. On an annualized basis, this would be $0.60 per Share, or an annualized distribution rate of approximately % based on the assumed initial public offering price of $ per Share. We estimate that this initial annual distribution rate will represent approximately 66.10% of estimated cash available for distribution to our shareholders for the 12-month period ending December 31, 2013. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12-month period ending December 31, 2013, which we have calculated based on adjustments to our pro forma net income for the 12-month period ended December 31, 2012. This estimate was based on our pro forma operating results and does not take into account benefits from market improvements or our business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12-month period ending December 31, 2013, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash to be used for investing activities for acquisition and other activities, other than required capital expenditure reserve contributions. It also does not reflect the amount of cash estimated to be used for financing activities. Any such investing and/or financing activities may have a material adverse effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, net income, Adjusted EBITDA, liquidity or financial condition and have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our results of operations, net income, Adjusted EBITDA, liquidity, cash flows, financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in projecting our initial distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate, as substantially all of the hotels in our portfolio have been in operation for a significant period of time, and our estimate does not give effect to the internal growth we expect to generate if the lodging industry continues to recover or benefits we expect to realize from our business and growth strategies. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Our actual results of operations will be affected by a number of factors, including the revenue received from our hotels, our operating expenses, interest expense (including the effect of interest rates on variable rate debt) and other capital expenditures. We may, from time to time, be required, or elect, to borrow under our anticipated revolving credit facilities or otherwise to pay distributions.

We cannot assure you that our estimated distributions will be made or sustained or that our boards of directors will not change our distribution policy in the future. Any distributions will be at the sole discretion of our boards of directors, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, net income, Adjusted EBITDA, liquidity, cash flows and financial condition, the revenue we actually receive from our hotels, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as our boards of directors deem relevant. For more information regarding risk factors that could materially and adversely affect us, please see “Risk Factors.” If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required either to fund distributions from working capital, borrow or raise equity or to reduce such distributions. In addition, any preferred stock, such as the voting preferred stock, could have a preference on distributions.

The following table sets forth calculations relating to the intended initial distribution based on our pro forma financial data, and we cannot assure you that the intended initial distribution will be made or sustained. The calculations are being made solely for the purpose of illustrating the initial distribution and are not necessarily intended to be a basis for determining future distributions. The calculations include the following material assumptions:

•

income and cash flows from operations for the twelve months ending December 31, 2013 will be substantially the same as the income and cash flows from operations for the twelve months ended December 31, 2012; and

•

cash flows used in investing activities for the twelve months ending December 31, 2013 will be substantially the same as our capital expenditure reserve contributions as required under our management and loan agreements for the twelve months ended December 31, 2012.

These calculations do not assume any changes to our operations or any acquisitions or dispositions (or any transaction and pursuit costs related thereto) other than required capital expenditure reserve contributions, which would affect our cash flows, or changes in our outstanding Shares. We cannot assure you that our actual results will be as indicated in the calculations below. All dollar amounts are in thousands.

Pro forma net income for year ended December 31, 2012	$30,300
Add: Pro forma depreciation and amortization	129,938
Add: Acquisition transaction expenses (1)	1,675
Add: Non-cash equity based compensation (2)	4,409
Add: Impairment of long-lived assets	1,420
Add: Pro forma debt extinguishment costs (3)	40,600
Add: Pro forma restructuring expenses	5,763
Add: Non-recurring income tax expense (4)	9,600
Estimated cash flows from operating activities for the twelve months ending December 31, 2013	223,705
Less: Estimated cash flows used in investing activities - required capital expenditure reserve contributions (5)	40,047
Less: Preferred Stock dividends	1,696
Estimated cash available for distribution for the twelve months ending December 31, 2013	181,962
Estimated initial annual distribution (6)	120,270
Ratio of intended initial distribution to estimated cash available for distribution	66.10%

(1)	Represents transactions costs related to the acquisition of 17 hotels from HFI Acquisitions Company, LLC in December 2012.
(2)	Does not reflect $2.0 million of non-cash equity based compensation expense that is included in pro forma restructuring expenses.
(3)	Reflects debt extinguishment costs of approximately $45.1 million incurred by ESH REIT in connection with ESH REIT’s November 2012 debt refinancing net of a $4.5 million decrease in amortization of deferred financing costs.
(4)	Reflects non-recurring income tax expense related to a taxable distribution to our current owners during 2012.
(5)	Represents estimated amount of reserves required to be funded in 2013 pursuant to management and loan agreements, as applicable, which is 4.0% of room revenues and other hotel revenues, and is calculated based on 2012 room revenues and 2012 other hotel revenues. For a discussion of our historical capital expenditures and our anticipated future capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures.”
(6)	Represents the aggregate amount of the intended annual distribution multiplied by the Shares that will be outstanding upon completion of this offering. Excludes the Shares that may be issued by us upon exercise of the underwriters’ over-allotment option.